Aspiration Financial, LLC

Report Pursuant to Rule 17a-5(d)
Financial Statement

For the Year Ended December 31, 2021

Aspiration Financial, LLC

Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70066

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Aspiration Financial, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___4551 Glencoe Ave., Suite 300_____

               (No. and Street)

Marina del Rey	CA	90292
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Shuckerow	646-483-7217	mshuckerow@aspiration.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Alverez & Associates, Inc._____

      (Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Mike Shuckerow_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Aspiration Financial, LLC_____, as of _____December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



William Mack

REGISTRATION NUMBER
166762
COMMISSION EXPIRES
January 31, 2024

Virginia
Waynesboro/Augusta

Signature: *Michael Joseph Shuckerow*
_____

Electronic Notary Public   01/31/2024   Title: CEO
_____

William Mack Notarized online using audio-video communication
_____William Mack_____

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Aspiration Financial, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aspiration Financial, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 22, 2022

 

Aspiration Financial, LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	4,918,021
Cash - exclusive benefit of customers		1,650,000
Interest receivable		254,604
Fees receivable		720,247
Due from customers		1,137,639
Other assets		836,401
TOTAL ASSETS	$	9,516,912

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	2,344,333
Due to parent		1,176,525
Deferred revenue		416,170
Payable to customers		1,249,534
TOTAL LIABILITIES		5,186,562
MEMBER'S EQUITY		4,330,350
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,516,912

The accompanying notes are an integral part of this financial statement.

Aspiration Financial, LLC

Notes to Financial Statement
For the Year Ended December 31, 2021

1. Organization and Nature of Business
Aspiration Financial, LLC (the Company), is a wholly owned subsidiary of Aspiration Partners, Inc. The Company is a registered Broker Dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC" or "Commission"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary operations consist of maintaining sweep deposit accounts and a bank sweep program pursuant to SEC rule 15c3-3.

On August 18, 2021, Aspiration entered into an agreement and plan of merger by and among InterPrivate III Financial Partners Inc. ("InterPrivate III"), InterPrivate III Merger Sub Inc., a wholly owned subsidiary of InterPrivate III ("Merger Sub"), and InterPrivate III Merger Sub II LLC, a wholly owned subsidiary of InterPrivate III ("Merger Sub II") (as it may be amended and/or restated from time to time, the "Merger Agreement"). The Merger Agreement and the transactions contemplated thereby were unanimously approved by our board of directors on August 18, 2021. Subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by Aspiration's and InterPrivate III's stockholders, Merger Sub will merge with and into Aspiration with Aspiration surviving the merger as a wholly owned subsidiary of InterPrivate III (the "First Merger") and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the surviving corporation will merge with and into Merger Sub II with Merger Sub II surviving the merger. The transactions contemplated by the Merger Agreement are referred to as the "Business Combination." In connection with the consummation of the Business Combination (the "Closing"), InterPrivate III will be renamed and is referred to herein as "New Aspiration" as of the time following such change of name.

2. Summary of Significant Accounting Policies

a) Accounting Policies
The Company follows the accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets U.S. generally accepted accounting principles ("GAAP") that the Company follows to ensure consistent reporting of the financial statements.

b) Cash and Cash Equivalents and Concentrations of Credit Risk
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

The Company is subject to the SEC Customer Protection Rule (Rule 15c3-3). Cash segregated and on deposit for regulatory purposes consists of cash deposits in a special reserve bank account for the exclusive benefit of customers.

c) Revenue Recognition
Interest income is accrued as earned. Interest income is generated primarily from deposits in the firm's qualified bank sweep program. Interest is paid daily on cash balances included in the sweep program and monthly on the Company's operating accounts. The Company accrues a liability for the portion of the sweep interest that is payable to the customers at the end of the month, and the Company recognizes the balance as their own interest income.

Interchange and international fee income represents revenues from electronic transactions made by customers in the Company's cash management program. Merchants who accept debit card, ACH, or ATM transactions are charged a fee by the servicing organization ("Galileo"). The Company shares a portion of this fee with Galileo. Income is accrued for transactions as they occur, and are usuually collected the next day from Galileo, or two days later from Galileo.

Account fees consist of fees charged to the Company's customers. The customers make an election on how much they wish to pay the Company, based on their percieved value of the services. This program is called the "Pay What Is Fair" (PWIF) program. The payment is at the customer's discretion and can be modified at any time. The Company recognizes PWIF revenue monthly when collected from customers. Uncollected balances are not accrued, as they usually result from overdrawn or closed accounts.

Notes to Financial Statement
For the Year Ended December 31, 2021

2. Summary of Significant Accounting Policies
c) Revenue Recognition (Continued)

Program revenues are premium services offered to customers under the cash management program. Customers who opt into the programs have the option of paying a monthly fee or an annual program fee for the premium services. Under the program, the customers receive special reporting on their enviornmental profile based on their spending, higher interest rates on their cash balances, and participation in a carbon credit program to offset their carbon footprint. The Company recognizes these revenues monthly on the anniversary day the customer signed up. As of December 31, 2021, the Company recorded deferred revenue of $416,170 for the uneared portions of the annual premium service subscriptions.

d) Income Taxes

The Company is organized as a limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state consolidated income tax returns of its Parent.

FASB Accounting Standards Codification (ASC) Topic 740-10, Income Taxes (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions through December 31, 2021. Furthermore, as of December 31, 2021 the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

e) Receivable from and Payable to Customers

Receivable from and payable to customers arise primarily from the Company's operations of cash management accounts for customers. Receivables from customers consist primarily of unsettled amounts in transit and temporary credits issued for disputes. Payable to customers consist primarily of unsettled amounts in transit.

f) Use of Estimates

The preparation of financial statements in conformity with GAAP generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments and Contingent Liabilities

The Company is a party to legal and regulatory actions relating to customers' accounts and regulatory requirements as a normal part of carrying on its business. Management is of the opinion that resolution of these matters will not have a material adverse effect on the Company's financial condition or continuing operations.

The Company has operated with recurring losses and related negative operating cash flows. The Parent is committed to providing adequate capitalization and liquidity for the Company's business operations through December 31, 2022.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Notes to Financial Statement
For the Year Ended December 31, 2021

5. Related Party Transactions
The Company has entered into an expense sharing arrangement with its Parent and incurs a monthly allocation of rent, wages and overhead costs. Total costs allocated to the Company during 2021 were $15,068,841. This allocation was determined based upon the square footage needed by the Company to operate and the utilization of employee personnel to effectively manage the activities of the Company. As of December 31, 2021 the intercompany balance to the Parent was $1,176,525, which is reported on the statement of financial condition. For the fiscal year ended December 31, 2021, the Parent contributed capital of $13,725,000 to the Company through debt forgiveness.

The Company earns quarterly PWIF "Pay What is Fair" fees for servicing two affiliated funds. During the fiscal year the total fees earned were $647,267.

6. Net Capital Requirement
The Company is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of the greater of 2% of aggregate debits in the customer reserve formula, or $250,000. As of December 31, 2021, the Company had net capital of $2,586,123, which was $2,336,123 in excess of its required net capital of $250,000.

7. Subsequent Events
The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statement, including a capital contribution from the Parent in the amount of $2,675,000 on January 24, 2022. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statement.

8. Recently Issued Accounting Pronouncements
The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

9. Other Assets
Included in other assets on the Statement of Financial Condition are Disputes receivable which represent funds the company has credited to customers for disputed transactions. The Company works to resolve the disputes such that it will be reimbursed either by the vendor of the transaction or the customer. Disputes receivable totaled $677,224 as of December 31, 2021. The Company reduces its net capital for the unsecured portion of these receivables which totaled $311,068 as of December 31, 2021.